Exhibit 7(i)

December 9, 2022

Republic First Bancorp, Inc.

Proposed Terms

Set forth below are certain non-binding key terms pursuant to which George E. Norcross, III, Gregory B. Braca and Philip A. Norcross (collectively, and together with their respective affiliates and potentially additional certain individual investors, the “Investors”) propose to make a direct investment, through the purchase of newly issued perpetual, cumulative, non-voting preferred stock (the “Preferred Securities”), in Republic First Bancorp, Inc. (“Republic First” or the “Company”) (the “Transaction”).

This Term Sheet is intended for discussion purposes only and, other than with respect to the Exclusivity, Expense Reimbursement and Governing Law provisions below (collectively, the “Binding Provisions”), neither this Term Sheet nor any past, present or future course of conduct relating to the Transaction will give rise to any legally binding obligation on the part of any party to these discussions or any affiliates of any party to these discussions unless and until such parties have executed and delivered to each other definitive, binding written agreements in respect of the Transaction. This Term Sheet does not create and is not intended to create a duty to negotiate in good faith towards a binding contract or, other than as set forth under the Binding Provisions, an obligation to be bound by any particular term, and may not otherwise be relied upon as the basis for a contract by estoppel or otherwise. This Term Sheet is subject to review with the Federal Reserve and the Pennsylvania Department of Banking and Securities.

Direct Investment

Perpetual, Cumulative, Non-Voting Preferred Stock:

Upon the signing of a transaction agreement between the Investors and the Company (the “Agreement”), the Investors will purchase from the Company newly issued Preferred Securities of Republic First for an aggregate purchase price of $75,000,000.

The Preferred Securities will be perpetual with no stated maturity. The Preferred Securities will be exchanged for voting common stock, value $0.01 per share of Republic First (“Common Stock”) at an exchange ratio based on a price of $2.75 per share (subject to adjustment). The Company will not have any rights to force conversion or exchange of the Preferred Securities. In addition, the Company will grant the holders of Preferred Securities the right, at any time after the receipt of the Required Approvals, to exchange their Preferred Securities for voting Common Stock with an exchange ratio based on the price above; provided that if there is a “change of control” of the Company during the next 12 months in which holders of Common Stock receive less than $2.75 per share, the exchange ratio shall be that lesser price, but, in no event less than $2.25 per share.

The Preferred Securities will be customary non-voting preferred stock for bank holding companies and will contain provisions permitting exchange into Common Stock by a transferee upon a widely dispersed offering (as defined in applicable guidance).

The Company will pay quarterly cumulative cash dividends on the Preferred Securities at a fixed rate of 7.0% per annum for the first 90 days, and if shareholder approval for the Transaction has not been obtained within the first 90 days, 12.0% per annum until such time as shareholder approval has been obtained.

CONFIDENTIAL

Ranking:	The Preferred Securities will rank pari passu to the Series A preferred stock of the Company designated as “7.0% Perpetual, Non-Cumulative, Convertible Preferred Stock, Series A” and senior to the Common Stock with respect to distribution rights and rights upon the Company’s liquidation, winding up or dissolution.

Registration Rights:	The Investors will be granted customary registration rights for all shares owned by the Investors, including the Preferred Securities.

Dividend Policy:	The Company shall not declare or pay any dividends related to its Common Stock so long as the Preferred Securities remain outstanding.

Required Approvals:	The Transaction will be subject to receipt of all necessary or appropriate (i) corporate approvals (including board and shareholder approvals or waivers under the Company’s organizational documents and Pennsylvania law) and (ii) consents, authorizations, non-objections and approvals from any governmental authorities (including applicable federal and state bank regulatory approvals) (the “Required Approvals”). The Required Approvals will be determined following the finalization of the structure of the Transaction.

Additional Matters

Board Representation:	The board of directors (the “Board”) of both Republic First and Republic First Bank (the “Bank”) shall be comprised of three (3) directors (the “Board Representatives”) nominated by the Investors (including the Chairman of the Board position), three (3) current board members, and two (2) new board members as mutually agreed by the Investors and the Company, such that the total number of Board members is eight (8).

Public Announcement:	There will be a mutually agreed upon public announcement within three (3) days of the execution of this Term Sheet.

Governance:	The Agreement will set forth agreed changes to the governing documents of the Company and the Board to reflect appropriate agreed governance arrangements.

Employment Arrangements:	Upon signing the Agreement, the Board will appoint Mr. Gregory B. Braca as the Company’s Chief Executive Officer, to be effective upon Mr. Braca’s separation from the Investors and receipt of any required regulatory approvals.

CONFIDENTIAL

Conditions to Closing:

Confirmatory due diligence / representations & warranties / disclosure schedules: to be discussed.

The Company is current on all regulatory and SEC filings with unqualified opinions, is in full compliance with Nasdaq listing requirements, and there are no pending or threatened regulatory actions.

Exclusivity:

The Investors expect to expend significant funds and effort in connection with its negotiation and preparation of the Agreement and any and all documentation for the transaction contemplated thereby. As such, the Investors require a 60 day “exclusivity period”, which shall commence on the date the parties begin negotiations pursuant to this Term Sheet (the “Exclusivity Commencement Date”). The exclusivity period shall end on the earliest of: (i) the execution of the Agreement; (ii) the written agreement of the Investors and the Company to terminate the exclusivity period; and (iii) 60 days from the Exclusivity Commencement Date.

During this exclusivity period, the Company agrees not to directly or indirectly solicit, initiate or continue any discussion, other than those contemplated hereby, regarding the direct or indirect sale of all or any portion of the assets, deposits or equity interests of the Company (a “Conflicting Transaction”) or any other discussions that could reasonably be expected to conflict with or otherwise delay the Transaction. In furtherance of the foregoing, the Company agrees not to enter into any letter of intent, memorandum or other binding or non-binding agreement with or provide any information to, any person or entity regarding a Conflicting Transaction or any other transaction inconsistent with the Transaction.

Co-Investors:	The Investors will consider any additional co-investors to participate in the group that Republic First may wish to propose.

Expense Reimbursement:	In consideration of this Term Sheet and in order to induce the Investors to expend additional time and resources necessary to negotiate definitive documentation and effect the Transaction, the Company agrees that if the Company and the Investors or an affiliate thereof enter into the Agreement, the Company will reimburse the Investors for all reasonable and documented out-of-pocket fees, costs and expenses of the Investors incurred since October 31, 2021 through the consummation of the Transaction in connection with (i) its investment in the Company and engagement with the Board and management as shareholders, including communications with the Board, shareholders of the Company and governmental entities, proxy solicitation activities, filings with the SEC and litigation commenced by the Investors, (ii) its due diligence, (iii) the preparation and negotiation of this Term Sheet and any prior term sheets, the Agreement and any and all documentation for the transaction contemplated thereby, (iv) compensation expenses of Gregory B. Braca, and (v) the enforcement of any of the Investors’ rights and remedies under this Term Sheet (the “Expense Reimbursement”) including, but not limited to, the fees and disbursements of counsel incurred by or on behalf of the Investors and its affiliates, and its and their affiliates’ agents, advisors, attorneys and representatives (whether before, on, or after the date hereof), in each case, upon consummation of the Transaction. Such Expense Reimbursement shall not exceed $12 million.

CONFIDENTIAL

Governing Law:	The Binding Provisions will be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice-of-law principles. The Binding Provisions may only be amended by a written agreement executed by each of the parties hereto. Any legal proceeding or action arising out of or relating to this Term Sheet or the transaction contemplated hereby will be exclusively brought in the federal and/or state courts located in the Borough of Manhattan in the City of New York, New York, and the parties will submit to the exclusive jurisdiction of each such court in any such proceeding or action. EACH OF THE UNDERSIGNED HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY ARISING OUT OF OR RELATING TO THE BINDING PARAGRAPHS OR ANY ACTION ARISING OUT OF OR RELATING TO THIS TERM SHEET.

The Investors are prepared to work quickly in order to negotiate and execute the Agreement. By executing this Term Sheet, the Company acknowledges and agrees to be bound by the Binding Provisions. The proposed terms outlined above will expire at 11:59 p.m. prevailing Eastern Time on December 13, 2022 if this document is not executed by both parties.

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IN WITNESS WHEREOF, the parties hereto have executed this Term Sheet as of the date below.

Date: December 9, 2022

/s/ George E. Norcross, III
George E. Norcross, III

/s/ Gregory B. Braca
Gregory B. Braca

/s/ Philip A. Norcross
Philip A. Norcross

REPUBLIC FIRST BANCORP, INC.

Date: December ___, 2022

By: Title: